Filed Pursuant to Rule 424(b)(2)
File Number 333-110040

PROSPECTUS SUPPLEMENT NO. 2, dated April 14, 2004

(To Prospectus dated October 28, 2003, as supplemented by

Prospectus Supplement No. 1, dated November 6, 2003)

2,570,000 Shares

Cytogen Corporation

Common Stock

$10.10 per share

We are offering up to 2,570,000 shares of our common stock to one or more selected institutional investors pursuant to this prospectus supplement and the accompanying prospectus. The common stock will be purchased at the negotiated price of $10.10 per share.

Our common stock is listed on the Nasdaq National Market under the symbol “CYTO.” On April 14, 2004, the last reported sale price of the common stock on the Nasdaq National Market was $11.20 per share.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 4 of the Prospectus.

CIBC World Markets Corp., JMP Securities LLC and ThinkEquity Partners LLC have been retained to act as placement agents for us in connection with the arrangement of this transaction. We have agreed to pay CIBC World Markets Corp., JMP Securities LLC and ThinkEquity Partners LLC the aggregate placement agent fees set forth in the table below. The placement agents are not required to sell any specific number or dollar amount of shares, but will use reasonable efforts to arrange for the sale of all 2,570,000 of the shares. See “Plan of Distribution” in this prospectus supplement.

	Per Share	Maximum Offering
Price to the public	$10.10	$25,957,000
Placement agent fees	$0.66	$1,687,205
Proceeds, before expenses, to Cytogen	$9.44	$24,269,795

We expect the total offering expenses, excluding placement agent fees, to be approximately $253,000 for all sales pursuant to the prospectus supplemented by this prospectus supplement. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to Cytogen, if any, are not presently determinable and may be substantially less than the maximum amounts set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

JMP Securities

ThinkEquity Partners LLC

As Placement Agents

The date of this prospectus supplement is April 14, 2004.

Use of Proceeds

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $24.02 million, assuming we sell the maximum number of shares offered hereby. “Net proceeds” is what we expect to receive after paying the placement agent fees and other expenses of the offering. Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, placement fees and proceeds to us, if any, are not presently determinable and may be substantially less than the maximum amount set forth above. We intend to use the net proceeds of this offering for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own. However, we have no present understandings, commitments or agreements to enter into any such potential acquisition or investment. Pending these uses, the net proceeds will be invested in investment-grade, interest bearing securities.

Dilution

Our net tangible book value on December 31, 2003 was approximately $28.32 million, or $2.20 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

Assuming we sell all of the 2,570,000 shares of common stock offered by us by this prospectus supplement, the maximum number of share offered hereby, at the offering price of $10.10 per share and after deducting the placement agent fees and estimated offering expenses, our pro forma net tangible book value on December 31, 2003 would have been $52.34 million, or $3.39 per share. The adjustments made to determine pro forma net tangible book value per share are the following:

•	An increase in total assets to reflect the net proceeds of the offering assuming we sell the maximum number of shares offered hereby as described under “Use of Proceeds.”

•	The addition of the number of shares offered by this prospectus supplement to the number of shares outstanding, assuming we sell the maximum number of shares offered hereby.

The following table illustrates the pro forma increase in net tangible book value of $1.19 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Offering price per share		$10.10
Net tangible book value per share as of December 31, 2003	$2.20
Increase in net tangible book value per share attributable to the offering	1.19

Pro forma net tangible book value per share as of December 31, 2003, after giving effect to the offering		3.39

Dilution per share to new investors in the offering		$6.71

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Plan of Distribution

We are offering the shares of common stock through placement agents. Subject to the terms and conditions contained in the placement agency agreement, dated April 14, 2004, CIBC World Markets Corp., JMP Securities LLC and ThinkEquity Partners LLC have agreed to act as placement agents for the sale of up to 2,570,000 shares of our common stock. The placement agents are not purchasing or selling any shares by this prospectus supplement and the accompanying prospectus, nor are they required to arrange the purchase or sale of any specific number or dollar amount of the shares, but have agreed to use reasonable efforts to arrange for the sale of all 2,570,000 of the shares.

The placement agency agreement provides that the obligations of the placement agents are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us and our counsel.

The placement agents propose to arrange for the sale to one or more purchasers of the shares of common stock offered pursuant to this prospectus supplement and the accompanying prospectus through direct purchase agreements between the purchasers and us. We will pay the placement agents a total commission equal to 6.5% of the gross proceeds of the sales of shares of common stock.

The following table shows the per share and total commissions we will pay to the placement agents in connection with the sale of the shares offered pursuant to this prospectus supplement and the accompanying prospectus, assuming the purchase of all of the shares offered hereby.

Per share	$0.66
Maximum Offering Total	$1,687,205

Because there is no minimum offering amount required as a condition to closing in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligation to issue and sell shares to the purchasers is subject to the conditions set forth in the purchase agreements, which may be waived by us in our discretion. A purchaser’s obligation to purchase shares is subject to conditions set forth in the purchase agreement as well, which also may be waived.

It is expected that the sale of up to 2,570,000 shares will be completed on April 20, 2004. We estimate the total expenses of this offering which will be payable by us, excluding the commissions, will be approximately $253,000.

We have agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the placement agents may be required to make in respect thereof.

The placement agency agreement with CIBC World Markets Corp., JMP Securities LLC and ThinkEquity Partners LLC is included as an exhibit to our Current Report on Form 8-K that will be filed with the Securities and Exchange Commission in connection with the consummation of this offering.

In order to facilitate the offering of the common stock, the placement agents may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The placement agents are not required to engage in these activities and if commenced, may end any of these activities at any time. Neither we nor the placement agents makes any representation or prediction as to the

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effect that these transactions may have on the market price of our common stock. These transactions may occur on The Nasdaq National Market or otherwise.

We and our officers and directors have agreed to a 90-day “lock up” with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus supplement, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp., JMP Securities LLC and ThinkEquity Partners LLC.

The transfer agent for our common stock is Mellon Investor Services LLC.

Our common stock is traded on the Nasdaq National Market under the symbol “CYTO.”

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